Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile Announces New Product Launch of High Power User Equipment (HPUE) Antenna with Assured Wireless

-	New Siyata HPUE antenna designed for use with the AW12-Mega-Mobile HPUE modem from Assured Wireless

-	HPUE technology provides superior range, coverage, penetration and capacity when used on the FirstNet® network

Vancouver, BC – July 14, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce it is launching a new product, a Siyata High Power User Equipment (HPUE) antenna, in conjunction with Assured Wireless Corporation (“Assured Wireless”). This unique solution is designed to be used specifically on FirstNet® that leverages 700 MHz Band 14 - the only U.S. spectrum where the highest-power HPUE equipment can be used.

This new Siyata HPUE antenna will be launched for use with Assured Wireless’ AW12-Mega-Mobile High Power User Equipment (HPUE) modem which is designed to transmit at 1.25 Watts. This is up to six times higher than traditional LTE equipment and is the highest power device available on FirstNet®, creating superior range, coverage, penetration, and capacity when used on the FirstNet® network. This purpose built HPUE device for first responders delivers pervasive connectivity for police departments, fire departments, emergency medical services (EMS) agencies and other public safety and enterprise organizations. While consumers focus on download speeds, first responders often need to upload information such as reports, queries, pictures and videos, from the field and HPUE makes this more reliable and with improved speeds.

The AW12-Mega-Mobile HPUE modem from Assured Wireless is patented technology and is the highest power LTE product in the marketplace today. With this HPUE gear, FirstNet® subscribers on Band 14 spectrum are expected to experience an 80% increase in LTE signal range from a cell site when compared to a typical LTE device, Assured Wireless officials have stated publicly. The antenna will provide mission-critical coverage in the most challenging environments where data connectivity is unreliable, such as in rural areas or coverage holes in urban areas including parking garages, elevators, stairwells, subways and cell-edge areas.

Siyata HPUE Antenna

“We are proud to be an approved product supplier for Assured Wireless, a leading vendor in HPUE,” said Siyata CEO Marc Seelenfreund. “We believe that using our unique custom antenna coupled with Assured Wireless’ AW12-Mega-Mobile HPUE modem will give first responders better connectivity throughout the U.S. Together with our booster portfolio this new category continues to position Siyata as a leader in cellular coverage systems.”

About Assured Wireless

Assured Wireless Corporation was founded to deliver mission critical wireless communications solutions for the most demanding environments including police departments, fire and rescue agencies and the wide spectrum of emergency services organizations and critical enterprises. Assured Wireless offers a family of patented, high-power user equipment (HPUE) solutions that provide significantly enhanced LTE range, coverage, and data speeds. Our solutions extend the range and reach of user devices delivering connectivity to the most remote areas, and deep inside structures where other devices fail to connect. For more information, please visit with us at assured-wireless.com or follow us on LinkedIn or Twitter.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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